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                                                                 Exhibit (a)(10)

Wednesday January 13, 4:23 pm Eastern Time

Company Press Release

SOURCE: Marriott International, Inc.



MARRIOTT INTERNATIONAL TENDER OFFER FOR EXECUSTAY

     WASHINGTON, Jan. 13 /PRNewswire/ -- Marriott International, Inc. (NYSE: MAR
- news) confirmed that yesterday (January 12, 1999) it commenced its tender offer to purchase all outstanding public shares of common stock of ExecuStay Corporation (Nasdaq: EXEC - news) for $14.00 per share. Correcting a prior release, Marriott stated that, as provided in the published notice of the offer, the offer and withdrawal rights will expire at midnight Eastern Standard Time, on Thursday, February 11, 1999, unless extended by Marriott, and that the offer is conditioned upon a minimum of two million shares of ExecuStay common stock being tendered.

     MacKenzie Partners, Inc. is the Information Agent, and First Chicago Trust Company of New York is the Issuing and Paying Agent.

     The tender offer is being made solely by the Offer to Purchase, dated January 12, 1999, and the related Letter of Transmittal and will not be made in any jurisdiction in which the making of the offer would not be in compliance with applicable laws.

     Questions concerning the offer and requests for copies of the Offer to Purchase and related materials should be directed to MacKenzie Partners at 212-929-5500 or 800-322-2885.

     MARRIOTT INTERNATIONAL, INC. is a leading worldwide hospitality company, with over 1,700 operating units in the United States and 53 other countries and territories. Major businesses include hotels operated and franchised under the Marriott, Ritz-Carlton, Courtyard, Residence Inn, Fairfield Inn, TownePlace Suites, SpringHill Suites, Renaissance and Ramada International brands; vacation ownership (timeshare) resorts; senior living communities and services; and food service distribution. The company is headquartered in Washington, D.C. and has approximately 131,000 employees. In fiscal year 1997, Marriott International reported total sales of $9.0 billion.

     SOURCE: Marriott International, Inc.